

**theabsenceofviolet** PRESENTING... THE ABSENCE OF VIOLET, a 90-minute feature film about three misfits pulled back together by a mystery they never got over.

On TUESDAY, APRIL 16TH, we're opening the project to the WORLD, so that anyone can become an investor, join our growing community, and collect $ on the film for the rest of their lives... and stay tuned for more and exciting news VERY SOON. 🎥🌲

As our community round counts down ⏳ you still have a chance to reserve for 30% return on investment, plus equity. Support indie film - Link in bio!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



**theabsenceofviolet** IT'S OFFICIAL. 🎉💜 INVEST IN @jackchakerian 's FEATURE FILM FOR AN EARLY BIRD 30% RETURN ON INVESTMENT PLUS EQUITY. JOIN THE COMMUNITY. CHAMPION INDIE FILM. LINK IN BIO.

Today marks the beginning of something huge: A vanished girl. Three misfits. Five days to uncover the truth in a surreal, time-bending search in the fog-drenched Pacific Northwest.

✅ You can invest in the movie. This means real equity. AND an early bird 130% return before we see a dime.
🔒 We're locking in early investors now.
🏆 Our team has a combined 50+ years of experience, worked on 170+ projects, been accepted into 100+ festivals.
📱 Link in the bio to get involved today!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 1w

Hi ____,

How's life this fine ___? Just wanted to come say hi!

I'm Jack Chakerian, writer/director of THE ABSENCE OF VIOLET: an adventure-mystery movie about three unlikely friends searching for their friend who disappeared seven years ago.

Our traction and numbers:

1. Our critically-acclaimed team has had films screened at the biggest red-carpet film festivals, like Sundance, San Sebastián, and Tribeca. A combined 50+ years of experience and 100+ accepted international film festivals.
2. The screenplay has received raving reviews including from Nicholls Fellowship & Screencraft
3. Our Sundance-winning Producer, Sean Patrick Burke, made investors 200% back on their investment on the film SUPER TROOPERS 2.
4. Our Tribeca-selected Executive Producer Emily Sheehan has worked on celebrated shows from HBO, Hulu, & Amazon.
5. Examines the impact of loneliness affecting up to 25% of U.S. adults.

I know you supported ___ so perhaps you're tapped out right now, but we just launched a wefunder, so we're looking for initial backers to join our team and journey to the big screens. Check out our 3 min pitch deck & video here: www.wefunder.com/taov.

We're opening an Early Bird perk of 30% return on investment before anyone else sees a penny (just until we hit 100k). What's more, investors also get 50% net equity for the rest of their lives on any profit from the movie.

If this speaks to you, I'd love to share more info on the project or hop on a quick zoom.

Thank you so much for the consideration - hope to see you at the movies!

Best,
Jack

P.S.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Jack Chakerian
April 2 at 12:11 PM ·

IT'S OFFICIAL. 🎉💜 INVEST IN @jackchakerian 's FEATURE FILM FOR AN EARLY BIRD 30% RETURN ON INVESTMENT PLUS EQUITY. JOIN THE COMMUNITY. CHAMPION INDIE FILM.
👉 https://wefunder.com/taov

Today marks the beginning of something huge: A vanished girl. Three misfits. Five days to uncover the truth in a surreal, time-bending search in the fog-drenched Pacific Northwest.

✅ You can invest in the movie. This means real equity. AND an early bird 130% return before we see a dime.
⏰ We're locking in early investors now.
🏆 Our team has a combined 50+ years of experience, worked on 170+ projects, been accepted into 100+ festivals.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


The
Absence
of
Violet







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